                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K

                                  Annual Report
        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934


For the Fiscal year ended December 31, 1999

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  _____________________  to  _____________________

Commission file number 0-7849

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                            W.R. Berkley Corporation
                            Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            W. R. Berkley Corporation
                            165 Mason Street
                            Greenwich, CT 06836-2518

                  W. R. Berkley Corporation Profit Sharing Plan

                          Index to Financial Statements

                                                                                     Page(s)
Independent Auditors' Report ...............................................           3

Statements of Net Assets Available for Plan Participants as of December 31, 1999
and 1998.............................................................                   4

Statements of Changes in Net Assets Available for Plan Participants
for the years ended December 31, 1999 and 1998.............................             5

Notes to Financial Statements...............................................            6

Schedule H, Line 4i:  Schedule of Assets Held                                            15-16

                          Independent Auditors' Report

The Plan Trustees and Plan Participants
W.R. Berkley Corporation Profit Sharing Plan:

We have audited the accompanying financial statements of the W.R. Berkley Corporation Profit Sharing Plan (the "Plan") as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the W.R. Berkley Corporation Profit Sharing Plan as of December 31, 1999 and 1998 and the changes in net assets available for plan participants for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              KPMG LLP

New York, New York
May 19, 2000

                  W.R. Berkley Corporation Profit Sharing Plan

            Statements of Net Assets Available for Plan Participants

                           December 31, 1999 and 1998

                                                                                   1999                1998
                                                                                   ----                ----
Assets:
Investments, at fair value (cost $151,597,531 and $129,010,001)                 $175,852,556        $142,823,109
Employer contributions receivable                                                  7,764,796           8,523,575
Employee contributions receivable                                                    112,868              76,149
Participant loans                                                                  3,889,281           3,723,453
                                                                                ------------        ------------
Net assets available for plan participants                                      $187,619,501        $155,146,286
                                                                                ============        ============


See accompanying notes to financial statements.

                  W.R. Berkley Corporation Profit Sharing Plan

       Statements of Changes in Net Assets Available for Plan Participants

                     Years ended December 31, 1999 and 1998


                                                                                  1999             1998
                                                                                  ----             ----
Net assets available for plan participants, beginning of year                 $155,146,286      $123,245,171
                                                                               ===========       ===========

Additions:
Employer contributions                                                           7,764,856         8,522,536
Employee contributions                                                           8,991,648         8,809,239
Rollover additions and reinstatement contributions                               2,138,281         2,542,001
Interest and dividend income                                                    14,154,807         8,426,807
Loan interest                                                                      295,159           269,580
Net appreciation in fair value of investments                                   13,760,021        11,947,000
Signet Star asset transfer into Plan                                                    --                --
Other                                                                              (24,285)          (21,790)
                                                                               -----------       -----------
                                                                                47,080,487        40,495,373
                                                                               -----------       -----------
Deductions:
Payments to participants                                                       (14,607,272)       (8,594,258)
                                                                               -----------        ----------

Net increase                                                                    32,473,215        31,901,115
                                                                               -----------       -----------

Net assets available for plan participants, end of year                      $187,619,501      $155,146,286
                                                                              ===========       ===========


See accompanying notes to financial statements.

                  W.R. Berkley Corporation Profit Sharing Plan
                          Notes to Financial Statements

(1)    Plan Description

       The following brief description of the W.R. Berkley Corporation (the "Company") Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and was established for the benefit of eligible employees of the Company and participating subsidiaries. The Plan was established as of January 1, 1973 and amended and restated as of January 1, 1994 to reflect the change in tax laws and restated as of January 1, 1995 to reflect changes in investment elections. The Plan was further restated as of January 1, 1998 to reflect changes in the tax law and the merger of Signet Star Holdings, Inc. Profit Sharing Plan into the Plan. In March 1999, the Plan was amended to provide for full and immediate vesting of the Plan participation accounts of employees whose employment is involuntarily terminated without cause in connection with the restructuring of certain subsidiaries of the Company. The major provisions of the Plan include:
       (i) the minimum annual employer contribution is 5% of eligible compensation as defined; (ii) employer contributions are made on an annual basis; (iii) a Company 401(k) Savings Account was established in conjunction with the Profit Sharing Plan, whereby a minimum of 40% of the employer contribution to the Plan is allocated to the Company 401(k) account; and (iv) employees may elect to make voluntary tax-deferred contributions up to 16% of eligible compensation, subject to certain limitations, to the Employee 401(k) account.

       Participants are 100% vested in their Employee 401(k) voluntary contributions as well as the employer contribution to their Company 401(k) account. Vesting in the portion of the employer contribution that is not allocated to the Company 401(k) account occurs at the rate of 20% per year beginning after three years of continuous employment as defined and participation in the Plan. However, in the event of death, disability or retirement, in accordance with the provisions of the Plan, the participant becomes 100% vested. Distributions from the Plan are made in a lump sum or in annual installments, not to exceed 15 years.

       Effective July 1, 1997, Fidelity Investments ("Fidelity") was appointed by the Profit Sharing Finance Committee as the trustee, custodian and recordkeeper for the Plan. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan. Participants are responsible for directing the investment of the their respective accounts. The account of each participant is valued on a daily basis.

       Additionally effective on July 1, 1997, the Signet Star Holdings, Inc. Profit Sharing Plan ("Signet Star Plan") was merged into the Plan. Each participating employee in the Signet Star Plan became a participating employee in the Plan. Prior service under the Signet Star Plan prior to the merger was counted for eligibility and vesting under the Plan. Assets maintained in the Signet Star Plan were transferred to the Plan in July, 1997. The Signet Star Plan had assets of $8,613,501, and participant loans of $184,888, on the date of transfer.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(1),   Continued

       Effective January 1, 1996, the Plan allowed participants to borrow from their account. Participants may borrow up to 50% of their vested account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the participant's account. A participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. The loans are valued at their outstanding balance.

       The interest rate charged on the loan and repaid to the participant's account is determined by the Profit Sharing Plan Finance Committee and set for the duration of the loan. A participant may have two loans outstanding. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial lump-sum repayment is not permitted. A participant with an outstanding loan balance, who separates from service with the Company, has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.

(2a)   Summary of Significant Accounting Policies

          (i) The accompanying Statements of Net Assets Available for Plan Participants and Statements of Changes in Net Assets Available for Plan Participants present financial information of the Plan on an accrual basis.

          (ii) Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds. General expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

         (iii) The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the additions and deductions of net assets reflected during the reporting period. Actual results could differ from those estimates.

          (iv) The fair value of the investment funds is based upon the respective fund's closing net asset value, except for the W. R. Berkley Corporation Common Stock Fund, which is described in footnote 2b. In calculating net asset value, investments are valued by Fidelity and Fleet based on their market values, but when market quotations are not readily available, investments are valued based on fair value as determined in good faith in accordance with procedures established by the Trustee. Bonds and other fixed income securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the market value of such securities. The prices provided by a pricing service might be determined without regard to bid or last sale prices of each security but take into account institutional size transactions in similar groups of securities as well as any developments relating to specific securities.

          (v) Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses are based on specific identification method. Interest income is recognized as earned. Dividends are recorded on the ex-dividend date.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2a),    Continued

          (vi) The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, stock market, interest rates, economic conditions, and world affairs.

(2b)     Description of Investments

         The following description of investments, except for the W.R. Berkley Corporation Common Stock Fund, has been derived from the respective investment funds prospectus. For a more complete description of these investments, refer to the respective fund prospectus.

         The Plan consisted of the following eighteen funds in 1999:

              Fidelity Retirement Money Market Portfolio
              PIMCO Low Duration Fund
              PIMCO Total Return Fund
              Fidelity Equity - Income Fund
              Fidelity Contrafund
              Fidelity Magellan(R) Fund
              Janus Mercury Fund
              Fidelity Diversified International Fund
              Fidelity Asset Manager(TM)
              Fidelity Government Income Fund
              Fidelity Intermediate Bond Fund
              Fidelity Puritan(R) Fund
              Spartan(R) U.S. Equity Index Fund
              Fidelity Growth Company Fund
               MAS Value Portfolio
              Fidelity Overseas Fund
              Janus Worldwide Fund
              W.R. Berkley Common Stock Fund


         Effective January 1, 2000, six additional funds were added to the plan. These funds are reflected in the plan at December 31, 1999 due to employee and employer contributions relating to 1999, but not contributed to the plan until 2000. When these contributions were made in 2000, they were allocated based upon employee investment elections at the date of the transfer. The new fund choices are as follows:

              Invesco Small Company Growth Fund
              Fidelity Freedom 2000 Fund
              Fidelity Freedom 2020 Fund
              Fidelity Freedom Income Fund
              Fidelity Freedom 2010 Fund
              Fidelity Freedom 2030 Fund


         The following description of Fidelity fund investments, except for the W.R. Berkley Corporation Common Stock Fund, has been derived from the fund prospectus. For a more complete description of these investments, refer to the respective fund prospectus.

              FIDELITY RETIREMENT MONEY MARKET PORTFOLIO. Fidelity Retirement Money Market Portfolio is a money market fund, which seeks as high a level of current income as is consistent with the preservation of capital and liquidity. It invests in high quality, short-term money market securities of U.S. and foreign issuers. While the portfolio seeks to maintain a $1.00 share price, there is no assurance that it will be able to do so. An investment in the portfolio is not insured or guaranteed by the U.S. government. The portfolio's yield will fluctuate. The portfolio is a relatively conservative, low-risk investment. Fidelity Management Research Company is the investment manager of the portfolio.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2b),    Continued

              PIMCO LOW DURATION FUND. PIMCO Low Duration Fund (Administrative Class) is an income mutual fund. It tries to provide high current income by investing in all types of bonds, including U.S. government, corporate, mortgage and foreign. Most investments are in short and intermediate maturity bonds. The fund maintains an average portfolio duration of 1 to 3 years (approximately equal to an average maturity of 2 to 5 years). Share price, yield and return will vary. The fund is managed by Pacific Investment Management Company and distributed by PIMCO Advisors Distribution Company.

              PIMCO TOTAL RETURN FUND. PIMCO Total Return Fund (Administrative Class) is an income mutual fund. It tries to provide high total return that exceeds general bond market indices by investing in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of 3 to 6 years (approximately equal to an average maturity of 5 to 12 years), investments may also include short and long maturity bonds. Share price, yield and return will vary. The fund is managed by Pacific Investment Management Company and distributed by PIMCO Advisors Distribution Company.

              FIDELITY EQUITY - INCOME FUND. Fidelity Equity-Income Fund is a growth and income fund. It seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities. Dividend amounts will vary. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY CONTRAFUND. Fidelity Contrafund is a growth fund. It seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued. The fund invests in domestic and foreign common stocks and stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation. Investing in under valued or out of favor stocks can lead to investments in small companies which are not well known. The stock of small companies may be subject to more frequent and greater price changes than other companies. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY MAGELLAN(R) FUND. Fidelity Magellan(R) Fund is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic and multinational companies. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              JANUS MERCURY FUND. Janus Mercury fund is a growth mutual fund. It tries to increase the value of the buyers investment over the long term through capital growth by investing primarily in common stocks of companies of any size, which may include larger well-established companies and/or smaller emerging growth companies, both domestic and abroad. Investments in emerging growth companies may be subject to more abrupt price changes than investments in larger, well established companies. Foreign investments involve greater risk and may offer greater potential returns than U.S. investments. Share price and return will vary. The fund is managed by Janus and distributed by Janus Distributors, Inc.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2b),  Continued


              FIDELITY DIVERSIFIED INTERNATIONAL FUND. Fidelity Diversified International Fund is an international fund. It seeks capital growth by investing primarily in equity securities of companies located anywhere outside the U.S. that are included in the Morgan Stanley EAFE (Europe, Australia, Far East) Index. In selecting investments for the fund, the manager relies on computer-aided quantitative analysis supported by fundamental research. The fund seeks to generate more capital growth than that of the EAFE Index. It is important to remember that foreign investments pose greater risks and potential rewards than U.S. investments. The risks include political as well as the risk of currency fluctuations. Share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY ASSET MANAGER(TM). Fidelity Asset Manager(TM) is an asset allocation fund. It seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign (which involve greater risks) stocks, bonds and short-term and money market instruments. The fund may gradually shift its assets among and across these groups, within defined ranges, based on the current outlook of the various markets. The fund can allocate its assets within the following investment parameters: 30-70% in stocks, 20-60% in bonds, and 0-50% in short-term/money market class. Dividend amounts will vary. Share price, yield and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY GOVERNMENT INCOME FUND. Fidelity Government Income Fund is an income fund. It seeks a high level of current income consistent with preservation of principal. The fund invests primarily in securities issued by the U.S. government agencies or instrumentalities. Neither an investment in the fund nor the market value of government securities is insured or guaranteed by the U.S. government. The fund limits its investments to those U.S. government securities and interests in U.S. government securities whose interest is exempt from state and local income tax. The fund my shift its maturity in response to anticipated changes in interest rates. The fund's share price; yield and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY INTERMEDIATE BOND FUND. Fidelity Intermediate Bond Fund is an income fund. It seeks a high current income by investing primarily in investment-grade fixed-income obligations rated Baa or better by Moody's or BBB or better by Standard & Poor's, including corporate bonds, mortgage securities, bank obligations and U.S. government and agency securities. The fund's dollar-weighted average maturity ranges between 3 and 10 years. The fund's share price; yield and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY PURITAN(R) FUND. Fidelity Puritan(R) Fund is a growth and income fund. It seeks a much income as possible, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower-quality high-yield debt securities. Dividend amounts will vary. The fund's share price and return will fluctuate.
              Fidelity Investments is the investment manager of the fund.

              SPARTAN(R) U.S. EQUITY INDEX FUND. Spartan(R) U.S. Equity Index Fund is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index. The fund's manager focuses on duplicating the performance and composition of the Index versus a strategy of selecting attractive stocks. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2b),  Continued

              FIDELITY GROWTH COMPANY FUND. Fidelity Growth Company Fund is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks. It may invest in companies of any size with above-average growth potential though growth is most often sought in smaller, less well-known companies in emerging areas of the economy. The stocks of small companies often involve more risk that those of larger companies. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              MAS VALUE PORTFOLIO. MAS Value Portfolio Adviser Class is a value-oriented growth and income mutual fund. It tries to increase the value of your investment over the long term by investing mostly in common stocks of large undervalued companies with potential for growth in stock price. Investments are spread out across different kinds of companies and industries. Share price and return will vary. The portfolio is managed by Miller Anderson & Sherred, LLP and distributed by MAS Fund Distribution, Inc.

              FIDELITY OVERSEAS FUND. Fidelity Overseas Fund is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in securities of issuers from at least three different countries outside of North America. It is important to remember that foreign investments pose greater risks and potential rewards than U.S. investments. The risks include political and economic uncertainties of foreign countries as well as the risk of currency fluctuations. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              JANUS WORLDWIDE FUND. Janus Worldwide Fund is a growth mutual fund that invests globally. It tries to increase the value of the buyers investment over the long term through capital growth and investing primarily in common stocks of foreign and domestic companies. The fund has the flexibility to invest on a worldwide basis, in companies and organizations of any size. The fund normally invests in issuers from at least five different countries, including the U.S.; however, the fund may at times invest in fewer that five countries or even a single country. Share price and return will vary. The fund is managed by Janus Capital and distributed by Janus Distributors, Inc.

              W. R. BERKLEY CORPORATION COMMON STOCK FUND. The fund is invested primarily in shares of common stock of W. R. Berkley Corporation ("Common Stock"), but is also invested in a minimal amount of short-term liquid investments so as to facilitate exchanges into and out of the fund and participant distribution and withdrawal requests. The total number of shares of Common Stock available under the Plan is two million. The Trustee may purchase Common Stock for this fund either on the open market or from W. R. Berkley Corporation. However, any purchases from W. R. Berkley Corporation are limited to shares of Common Stock, which are held by W. R. Berkley Corporation as treasury stock. Each participant's proportionate interest in the Common Stock fund will be measured in units of participation, rather than shares of Common Stock. These units represent a proportionate interest in all assets of the fund, which includes Common Stock, short-term investments and at times receivables for dividends, if any, and stock sold. A net asset value (NAV) per unit of participation will be determined on a daily basis. In determining the NAV, the value of the Common Stock will be based on the 4:00 p.m. closing price of the National Market System of the National Association of Securities Dealers Automated Quotation System (NASDAQ) or, if not available, the latest available price reported by the principal national securities exchange on which the Common Stock is traded. The NAV will be adjusted by dividends paid on Common Stock, interest on short-term investments held in the fund and expenses of the fund.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2b),    Continued
              Plan participants have voting, tender and similar rights with respect to the equivalent shares of Common Stock credited to their interest in the Common Stock fund. Because of the non-diversified nature of this fund, investing in this fund involves a greater element of risk than the other available funds. Dividends are reinvested in the fund.

              INVESCO SMALL COMPANY GROWTH FUND. Invesco Small Company Growth Fund is a growth fund that seeks to increase the value of your investment over the long term through capital growth. Typically, at least 65% of the Fund's assets will be invested in stocks of companies with capitalizations of up to $1 billion ("small cap"). These stocks may be subject to abrupt or erratic price changes. The Fund may also invest in foreign securities, which involve greater risks.

              FIDELITY FREEDOM FUNDS are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds that provide moderate asset allocation. The allocation strategy among the underlying stock, bond, and money market mutual funds contained in each Freedom Fund with a target retirement date, is based on the number of years until the fund's target retirement date. The funds with a target date will gradually adopt a more conservative asset allocation over time, and therefore their percentages will change to become more conservative. Descriptions of the funds are as follows:

                  FIDELITY FREEDOM INCOME FUND. Fidelity Freedom Income Fund seeks high current income and secondary capital appreciation. It is designed for those already in retirement, and emphasizes bond and money market mutual funds and seeks to maintain a stable asset allocation from year to year. The fund invests approximately 20% in Fidelity stock mutual funds, approximately 40% in Fidelity bond mutual funds, and approximately 40% in Fidelity money market mutual funds. The fund's target allocation is the least aggressive of the five Freedom Funds.

                  FIDELITY FREEDOM 2000 FUND. Fidelity Freedom 2000 Fund seeks high total return. It is designed for investors who expect to retire around the year 2000. The fund invests approximately 38% in Fidelity stock mutual funds, approximately 43% in Fidelity bond mutual funds, and approximately 19% in Fidelity money market mutual funds. The fund does not mature in the year 2000; its allocation strategy becomes increasingly more conservative as it approaches that year. The fund's target allocation is less aggressive than Freedom 2030, 2020, and 2010 due to lower exposure to equity funds, but is more aggressive than Freedom Income.

                  FIDELITY FREEDOM 2010 FUND. Fidelity Freedom 2010 Fund seeks high total return. It is designed for investors who expect to retire around the year 2010. The fund invests approximately 60% in Fidelity stock mutual funds, approximately 36% in Fidelity bond mutual funds, and approximately 4% in Fidelity money market mutual funds. The fund does not mature in the year 2010; its allocation strategy becomes increasingly more conservative as it approaches that year. The fund's target allocation is less aggressive than Freedom 2030 and 2020 due to lower exposure to equity funds, but is more aggressive than Freedom 2000 and Freedom Income.

                  FIDELITY FREEDOM 2020 FUND. Fidelity Freedom 2020 Fund seeks high total return. It is designed for investors who expect to retire around the year 2020. The fund invests approximately 77% in Fidelity stock mutual funds and approximately 33% in Fidelity bond mutual. The fund does not mature in the year 2020; its allocation strategy becomes increasingly more conservative as it approaches that year. The fund's target allocation is less aggressive than Freedom 2030 due to lower exposure to equity funds, but is more aggressive than Freedom 2000, 2010, and Freedom Income.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2b),    Continued

              FIDELITY FREEDOM 2030 FUND. Fidelity Freedom 2030 Fund seeks high total return. It is designed for investors who expect to retire around the year 2030. The fund invests approximately 84% in Fidelity stock mutual funds, approximately 16% in Fidelity bond mutual funds, and approximately 4% in Fidelity money market mutual funds. The fund does not mature in the year 2030; its allocation strategy becomes increasingly more conservative as it approaches that year. The fund's target allocation is the most aggressive of the five Freedom Funds.

              PARTICIPANT LOAN FUND. The participant loan fund is comprised of balances due from participants who have loans outstanding. Loans are repaid at principal plus interest at the prime rate of interest in effect, at the issuance of the loan. For 1999, the rate was 7.75 for the first two quarters of 1999, 8.00% for the third quarter, and 8.25% for the fourth quarter.




(c)      Plan Distributions

              Distributions to terminated participants are based upon the closing price on the date the participant requests the distribution from Fidelity. Withdrawals to active participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.

(d)      Plan Contributions

              The Board of Directors of each participating subsidiary approves contributions to the Plan. The employer's contributions aggregated $7,764,856 and $8,522,536, respectively, for the years ended December 31, 1999 and 1998, respectively.

(e)      Participants' Accounts

              The participant record-keeping services are provided by the Trustee. Each participant's account is credited with the participant's contribution, the appropriate amount of the Company's contributions and an allocation of investment fund earnings or losses in which the participant has directed his or her contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


 (3)   Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Upon termination of the Plan, all amounts credited to the participants become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the participants in accordance with the value of each participant's account on the date of such termination.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(4)      Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). In the opinion of the plan administrator, the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)    Investments
       Net change in unrealized appreciation (depreciation) for the years ended December 31, 1999 and 1998 is as follows:

                                                                                    1999               1998
                                                                                    ----               ----
       Fidelity Puritan Fund                                                      $  (991,768)      $   741,990
       Fidelity Magellan Fund                                                         898,320           917,638
       Fidelity Contrafund                                                          2,818,724         6,798,964
       Fidelity Equity Income Fund                                                   (143,065)          230,200
       Fidelity Growth Company Fund                                                 2,689,445           513,943
       Fidelity Intermediate Bond Fund                                               (325,926)           57,844
       Fidelity Government Securities Fund                                           (465,813)          111,841
       Fidelity Overseas Fund                                                       1,577,106           451,204
       Fidelity Asset Manager Fund                                                    145,295           (92,617)
       Fidelity Diversified International Fund                                        251,632            22,356
       Spartan US Equity Index Fund                                                 3,263,671         3,347,993
       Janus Worldwide Fund                                                         2,630,291           512,381
       PIMCO Total Return Administrative Fund                                         (60,843)           (9,779)
       Janus Mercury Fund                                                           4,789,598           416,966
       MAS Value Portfolio                                                            (63,673)         (161,196)
       PIMCO Low Duration Administrative Fund                                          (8,384)            2,106
       W.R. Berkley Corporation Common Stock Fund                                  (3,244,589)       (1,914,834)
                                                                                   ----------        ----------
       Net appreciation (depreciation) in fair value of investments               $13,760,021       $11,947,000
                                                                                   ==========        ==========

                  W.R. Berkley Corporation Profit Sharing Plan
                  Schedule H, Line 4i - Schedule of Assets Held


       Investments as of December 31, 1999 and 1998 consisted of the following:

                                                                                                                        Fair
             Units           December 31, 1999                                                      Cost               Value
             --------        -----------------                                                      ----               -----
              961,969        Fidelity Puritan Fund                                                $18,666,974        $18,306,270
               64,261        Fidelity Magellan Fund                                                 7,174,857          8,779,984
              784,264        Fidelity Contrafund                                                   39,563,619         47,071,562
               89,360        Fidelity Equity Income Fund                                            4,781,195          4,778,992
               93,163        Fidelity Growth Company Fund                                           5,093,364          7,853,653
              622,621        Fidelity Intermediate Bond Fund                                        6,268,855          6,076,782
              600,015        Fidelity Government Securities Fund                                    5,826,725          5,610,149
              129,938        Fidelity Overseas Fund                                                 4,748,375          6,238,303
              148,631        Fidelity Asset Manager Fund                                            2,660,505          2,731,845
               33,279        Fidelity Diversified International Fund                                  615,130            852,613
           17,349,011        Fidelity Retirement Money Market Portfolio                            17,349,011         17,349,011
              392,219        Spartan US Equity Index Fund                                          14,281,965         20,430,677
               97,686        Janus Worldwide Fund                                                   4,641,336          7,466,152
               94,926        PIMCO Total Return Administrative Fund                                   999,058            939,768
              347,459        Janus Mercury Fund                                                    10,533,614         15,222,190
               36,113        MAS Value Portfolio                                                      573,811            437,331
               28,039        PIMCO Low Duration Administrative Fund                                   282,560            275,908
              827,952        W.R. Berkley Common Stock Fund                                         7,536,545          5,431,366
                                                                                                    ---------          ---------
                                  Subtotal                                                        151,597,531        175,852,556
                  N/A        Participant Loan Fund                                                  3,889,281          3,889,281
                                                                                                    ---------          ---------

                                               Total                                             $156,091,246       $179,741,837
                                                                                                  ===========        ===========

                  W.R. Berkley Corporation Profit Sharing Plan
                  Schedule H, Line 4i - Schedule of Assets Held



                                                                                                                        Fair
             Units           December 31, 1998                                                      Cost               Value
             --------        -----------------                                                      ----               -----
              970,810        Fidelity Puritan Fund                                               $ 18,770,389       $ 19,484,164
               43,169        Fidelity Magellan Fund                                                 4,289,273          5,215,702
              715,282        Fidelity Contrafund                                                   34,170,521         40,620,866
               84,543        Fidelity Equity Income Fund                                            4,404,044          4,696,360
               62,387        Fidelity Growth Company Fund                                           2,896,857          3,183,009
              622,561        Fidelity Intermediate Bond Fund                                        6,280,533          6,393,705
              576,040        Fidelity Government Securities Fund                                    5,624,133          5,841,045
              132,268        Fidelity Overseas Fund                                                 4,726,926          4,758,994
              122,277        Fidelity Asset Manager Fund                                            2,206,586          2,126,402
               27,341        Fidelity Diversified International Fund                                  471,648            484,475
           15,333,361        Fidelity Retirement Money Market Portfolio                            15,333,361         15,333,361
              397,346        Spartan US Equity Index Fund                                          13,609,431         17,467,325
               71,530        Janus Worldwide Fund                                                   2,991,915          3,387,643
               77,424        PIMCO Total Return Administrative Fund                                   828,327            816,047
              123,860        Janus Mercury Fund                                                     2,614,378          2,986,276
               51,595        MAS Value Portfolio                                                      923,990            744,514
               34,308        PIMCO Low Duration Administrative Fund                                   349,120            348,914
              857,419        W.R. Berkley Common Stock Fund                                         8,518,569          8,934,307
                                                                                                 ------------       ------------
                                  Subtotal                                                        129,010,001        142,823,109
                  N/A        Participant Loan Fund                                                  3,723,453          3,723,453
                                                                                                 ------------       ------------

                                               Total                                             $132,733,454       $146,546,562
                                                                                                  ===========        ===========

                       CONSENT OF INDEPENDENT ACCOUNTANTS

Board of Directors
W. R. Berkley Corporation:

We consent to incorporation by reference in Registration Statement No. 33-88640 on Form S-8 of W. R. Berkley Corporation of our report dated May 19, 2000, relating to the statements of net assets available for plan participants of the
W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan participants for the years then ended and related supplemental schedule which report appears in the December 31, 1999 annual report on Form 11-K of the Plan.

New York, New York
June 23, 2000

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             W. R. BERKLEY CORPORATION


                                             By     WILLIAM R. BERKLEY
                                                       William R. Berkley
                                                       Chairman of the Board and
                                                       Chief Executive Officer

June 23, 2000